SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                         Commission File Number 0-21051


(Check one)
[ ] Form 10-K and Form 10-KSB        [ ] Form 11-K
[ ] Form 20-F     |X|  Form 10-Q and Form 10-QSB   [ ] Form N-SAR

           For period ended         SEPTEMBER 30, 1998

[ ]    Transition Report on Form 10-K and Form 10-KSB
[ ]    Transition Report on Form 20-F
[ ]    Transition Report on Form 11-K
[ ]    Transition Report on Form 10-Q and Form 10-QSB
[ ]    Transition Report on Form N-SAR

           For the transition period ended ________________________________

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________

_____________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant     CAPITAL MEDIA GROUP LIMITED

      Former name if applicable

_______________________________________________________________________________

      Address of principal executive office (STREET AND NUMBER) 2 RUE DU NOUVEAU BERCY


_______________________________________________________________________________

      City, State and Zip Code       94220, CHARENTON, FRANCE

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

                PHILIP B. SCHWARTZ                       (305) 982-5604
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                  (Name)                         (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Registrant anticipates that its net loss for the three and nine month periods ended September 30, 1998 will be approximately $1.02 million and $7.5 million, respectively, compared to a net loss of $3.52 million and $12.57 million, respectively, for the three and nine month periods ended September 30, 1997.

                           CAPITAL MEDIA GROUP LIMITED
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Date:   November 16, 1998                By: /s/ Stephen Coleman
                                                   ----------------------------
                                                   Stephen Coleman
                                                   Chief Financial Officer